As filed with the Securities and Exchange Commission on May 31, 2005 Registration No. 333-123967
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        APPLICATION FOR THE WITHDRAWAL OF

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              TECHTEAM GLOBAL, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                            38-2774613
  (State or other jurisdiction                                 (IRS Employer
of incorporation or organization)                            Identification No.)

                              27335 W. 11 MILE ROAD
                              SOUTHFIELD, MI 48024
                                 (248) 357-2866

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            MICHAEL A. SOSIN
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY           with a copy to:
           TECHTEAM GLOBAL, INC.
          27335 WEST 11 MILE ROAD                      TODD B. PFISTER
           SOUTHFIELD, MI 48024                      FOLEY & LARDNER LLP
             (248) 357-2866                   321 NORTH CLARK STREET, SUITE 2800
    (Name, address, including zip code,             CHICAGO, ILLINOIS 60610
   and telephone number, including area                 (312) 832-4500
        code, of agent for service)

                      -------------------------------------

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     On April 8, 2005, TechTeam Global, Inc. filed this Form S-3 Registration
Statement (Reg. NO. 333-123967) under the Securities Act of 1933, as amended (the "Act") to register 689,656 shares of its common stock for resale by ChrysCapital II, LLC ("the Selling Shareholder"). On May 11, 2005, we filed Amendment No. 1 to the Form S-3 Registration Statement under the Act. During the time the Registration Statement has been pending, the Selling Shareholder was able to sell all 689,656 shares of our common stock under Rule 144. The Selling Shareholder did not sell any of its shares of common stock pursuant to the offering noted in the Registration Statement. Accordingly, we are applying to withdraw the Amendment No. 1 to Form S-3 Registration Statement because it is no longer required.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Application for the Withdrawal of Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on May 31, 2005.

                                      TECHTEAM GLOBAL, INC.


                                      By: /s/ William F. Coyro, Jr.
                                          --------------------------------------
                                          William F. Coyro, Jr.
                                          President, Chief Executive Officer and
                                          Director (Principal Executive Officer)